NO ACT

PE 2-7-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040699

Received SEC

FEB 25 2008

Washington, DC 20549

February 25, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2008

Mark Brooks
Attorney At Law
521 Gallatin Road, Suite 6
Nashville, TN 37206

Re: Entergy Corporation
Incoming letter dated February 7, 2008

Dear Mr. Brooks:

This is in response to your letter dated February 7, 2008 concerning the shareholder proposal submitted to Entergy by George E. Hults, Jr. On February 6, 2008, we issued our response expressing our informal view that Entergy could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

cc: Edna Chism
Associate General Counsel
Legal Services
Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

PROCESSED
MAR 06 2008 E
THOMSON
FINANCIAL

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 6
Nashville, Tennessee 37206

(615) 227-4350
(615) 523-2350 (fax)

Mark.Brooks@isdn.net

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

February 7, 2008

Via Electronic Mail & UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Entergy Corporation - Stockholder Proposal by Mr. George E. Hults, Jr.

Ladies and Gentlemen:

I am writing on behalf of Mr. George Hults, the shareholder proponent in this matter, in further response to certain arguments raised in the no-action request filed by Entergy Corp.

In particular, Entergy has argued that the Proposal may be excluded as pertaining to "ordinary business" under Rule 14a-8(i)(7), notwithstanding the fact that the Proposal by its terms "would not apply to ordinary business matters, including the provision of employee benefits." In addition, as summarized Mr. Hults' earlier letters, Entergy's position ignores the fact that the Proposal raises two related and critically important social policy issues, specifically healthcare reform and the conflicts of interest posed by corporate directors with health industry affiliations.[1]

The fact that healthcare reform has clearly become a leading social policy issue transcending day-to-day business matters is underscored by the Staff's recent determination letter in *United Technologies Corp.* (Jan. 31, 2008). In that determination, Staff rejected the issuer's argument that a shareholder proposal urging the company's board of directors to adopt the healthcare reform principles endorsed by the Institute of Medicine could be omitted on ordinary business grounds.

In addition, the conflict of interest posed by corporate directors with health industry affiliations has also become a matter of considerable controversy in recent years, therefore also raising a significant social policy issue. This important corporate governance issue was most

[1] See Exchange Act Release No. 40018 (May 21, 1998).

recently reported in a *New York Times* article detailing the roles of GM directors with pharmaceutical industry affiliations in influencing GM healthcare policy.[2]

Shareholders at Entergy have a particular interest in this issue, moreover, since the CEO of the nation's leading pharmaceutical trade association is an Entergy director and a member of the Board's key Corporate Governance and Personnel Committees. As summarized in Mr. Hults' previous letters, the fact that the conflict of interest posed by Rep. Tauzin's ties to the pharmaceutical industry has already resulted in huge public controversy is a matter of special concern to Entergy shareholders.

For these reasons, the Proposal clearly raises significant social policy issues and therefore may not be excluded on ordinary business grounds. Thank you for your attention to this matter, and please let me know if you have any questions concerning Mr. Hults' position.

Sincerely,

Mark Brooks

Mark Brooks

cc (w/enc): George E. Hults, Jr.
Edna M. Chism, Assistant General Counsel, Entergy Corp.

[2] "Union says GM health plan misses drug savings," *New York Times* (Oct. 5, 2007).

END